MCK MINING CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02055046

September 18, 2002

SUPPL

02 SEP 25 AM 9:16

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the six months ended July 31st, 2002, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 9/26

Form 51-901F

BCSC

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
July 31, 2002

Issuer Details

NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.		July 31, 2002	August 23, 2002
ISSUER ADDRESS: 56 Temperance Street, 4th Floor			
CITY / PROVINCE: TORONTO ONTARIO	POSTAL CODE: M5H 3V5	ISSUER FAX NO.: (416) 361-0923	ISSUER TELEPHONE NO.: (416) 361-0737
CONTACT NAME: STEPHEN D. CASE		CONTACT POSITION: DIRECTOR	CONTACT TELEPHONE NO.: (416) 929-1701
CONTACT EMAIL ADDRESS: mckmining@msn.com	WEB SITE ADDRESS: n/a		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	August 23, 2002
"DONALD MCKINNON"	"DONALD MCKINNON"	August 23, 2002
"RAY DUJARDIN"	"RAY DUJARDIN"	August 23, 2002
"H.M. GIEGERICH"	"H.M. GIEGERICH"	August 23, 2002
"GLEN MAGNUSON"	"GLEN MAGNUSON"	August 23, 2002

MCK Mining Corp.

Balance Sheets (Prepared by Management)

		July 31, 2002 (Unaudited)		January 31, 2002 (Audited)
Assets				
Current				
Cash and short term deposits	$	346,411	$	132,708
Accounts receivable		14,626		5,019
		361,037		137,727
Resource properties		2,255,594		2,137,334
	$	2,616,631	$	2,275,061
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	15,933	$	37,911
Due to director (Note 3)		28,916		28,916
		44,849		66,827
Shareholders' equity				
Share capital (Note 2)		11,574,873		11,074,873
Contributed surplus		807,888		807,888
		12,382,761		11,882,761
Deficit		(9,810,979)		(9,674,527)
		2,571,782		2,208,234
	$	2,616,631	$	2,275,061

Responsibility for Financial Statements

The accompanying financial statements for MCK Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2002 audited financial statements and the July 31, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

MCK Mining Corp.

Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended July 31, 2002	Three Months Ended July 31, 2001	Six Months Ended July 31, 2002	Six Months Ended July 31, 2001
Revenue				
Interest income	$ -	$ 157	$ -	$ 528
Expenses				
General and administrative	91,811	58,692	136,452	123,714
	91,811	58,692	136,452	123,714
Net loss for the period	(91,811)	(58,535)	(136,452)	(123,186)
Deficit, beginning of period	(9,719,168)	(9,474,034)	(9,674,527)	(9,409,383)
Deficit, end of period	$ (9,810,979)	$ (9,532,569)	$ (9,810,979)	$ (9,532,569)
Basic and fully diluted loss per share (Note 4)	$ (0.005)	$ (0.004)	$ (0.007)	$ (0.008)

MCK Mining Corp.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended July 31, 2002	Three Months Ended July 31, 2001	Six Months Ended July 31, 2002	Six Months Ended July 31, 2001
Cash flows provided by (used in)				
Operating activities				
Net loss for the period	$ (91,811)	$ (58,535)	$ (136,452)	$ (123,186)
Adjustments to reconcile net income to net cash provided by operating activities				
Changes in non-cash working capital balances				
Accounts receivable	(6,834)	(427)	(9,607)	(9,967)
Accounts payable and accrued liabilities	(20,419)	(39,540)	(21,978)	(28,972)
	(119,064)	(98,502)	(168,037)	(162,125)
Investing activities				
Resource properties	(55,965)	(37,174)	(118,260)	(137,355)
Financing activities				
Issue of share capital, net of issue costs	500,000	-	500,000	250,000
Change in cash and short term deposits	324,971	(135,676)	213,703	(49,480)
Cash and short term deposits, beginning of period	21,440	150,209	132,708	64,013
Cash and short term deposits, end of period	$ 346,411	$ 14,533	$ 346,411	$ 14,533

MCK Mining Corp.
Notes to Financial Statements (Prepared by Management)
Second Quarter Ended July 31, 2002
(Unaudited)

1. Accounting Policies

The management of MCK Mining Corp. (the "Company") have prepared these financial statements for the six months ended July 31, 2002, in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the January 31, 2002 audited financial statements.

The Company follows the same accounting policies as the January 31, 2002 audited financial statements, except for the following:

STOCK BASED COMPENSATION

Effective February 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870, stock based compensation and other stock based payments. This section requires that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statements of income and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. None of the Company's plans qualify as direct awards of stock or as plans that create liabilities based on the price of the Company's stock, and as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended July 31, 2002, are not indicative of the results that may be expected for the full year ending January 31, 2003.

2. Share Capital

   (a) Authorized
   Unlimited number of common shares - one vote per share
   Unlimited number of non-voting special shares

   The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

2. Share Capital (Continued)

(b) Issued

Common shares	Number of Shares	Amount
Balance, January 31, 2002 (audited)	17,556,192	$ 11,074,873
Issued - private placement	1,250,000	500,000
Balance, July 31, 2002 (unaudited)	18,806,192	$ 11,574,873

On June 25, 2002, the Company completed a non-brokered private placement of 1,250,000 common shares for gross proceeds of $500,000. The common shares sold pursuant to the private placement are subject to a one-year hold period expiring June 25, 2003. The proceeds will be used to fund the Company's share of the Martison Project and for general corporate purposes.

(c) Directors', Officers' and Employees' Stock Options

The Company has a stock option plan (the "Plan") for directors, officers and key employees. The number of common shares subject to options granted under the Plan will be limited to 1,800,000 common shares.

As at July 31, 2002, the following are the stock options outstanding:

Number Outstanding	Exercise Price $	Expiry Date
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
350,000	0.50	June 14, 2007
1,525,000		

During the period, 350,000 options to purchase common shares of the Company at a price of $0.50 per share, expiring June 14, 2007 were granted.

Options to acquire 320,000 common shares of the Company at a price of $0.50 per share expired on February 24, 2002.

Options to acquire 230,000 common shares of the Company at a price of $0.35 per share expired on June 10, 2002.

2. Share Capital (Continued)

(d) Share Purchase Warrants

As at July 31, 2002, the following are the warrants outstanding:

Number Outstanding	Exercise Price $	Expiry Date
1,166,667	0.40	September 23, 2002
1,375,000	0.30	January 15, 2003
2,541,667		

Warrants to acquire 540,000 common shares of the Company at an exercise price of $0.70 expired on April 4, 2002.

3. Due to Director

The amount due to director is non-interest bearing and has no specific terms of repayment.

4. Basic and fully diluted loss per share

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is anti-dilutive for both periods presented.

5. Income Taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended July 31, 2002	Three Months Ended July 31, 2001	Six Months Ended July 31, 2002	Six Months Ended July 31, 2001
Net loss for the period	$ (91,811)	$ (58,535)	$ (136,452)	$ (123,186)
Expected income taxes recoverable at statutory rates	(37,294)	(25,240)	(55,427)	(53,118)
Estimated taxable temporary differences valuation allowance	37,294	25,240	55,427	53,118
Provision for income taxes	$ -	$ -	$ -	$ -

5. Income Taxes (Continued)

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. Stock Option Compensation Adjustment

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented. For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.25% and an expected average life of 1.56 years.

Net loss for the six months ended July 31, 2002	$ (136,452)
Unrecorded stock option compensation adjustment	(337,500)
Pro forma net income for the six months ended July 31, 2002	$ 201,048
Basic and fully diluted income per share - Pro-forma	$ 0.011

7. Related Party Transaction

The Company paid management fees to the president, who is a director of the Company, in the amount of $60,000.

MCK Mining Corp.

Supplement to Financial Statements (Prepared by Management)
Second Quarter Ended July 31, 2002

(Unaudited)

As of August 22, 2002 the following items were outstanding:

i) Common shares
18,806,192

ii) Stock Options

Number Outstanding	Exercise Price $	Expiry Date
50,000	0.50	October 10, 2002
300,000	0.35	March 13, 2003
100,000	0.60	May 4, 2003
50,000	0.50	August 27, 2003
200,000	0.70	March 25, 2004
475,000	0.80	May 11, 2004
350,000	0.50	June 14, 2007
1,525,000		

iii) Warrants

Number Outstanding	Exercise Price $	Expiry Date
1,166,667	0.40	September 23, 2002
1,375,000	0.30	January 15, 2003
2,541,667		

MCK MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
July 31, 2002

For the current year-to-date period

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2002 (Audited)	2,137,334
Drilling	76,793
Sample processing	3,913
Geological studies	2,830
Environmental	28,899
Promotion and marketing	4,692
District office	600
Miscellaneous	532
Balance, July 31, 2002 (Unaudited)	2,255,594

GENERAL AND ADMINISTRATIVE

Accounting & Corp Services	6,000
Rent	7,500
Legal & Audit	23,837
Transfer agent expenses	4,075
Shareholders' Information	10,741
Directors fees	4,000
General & Office	8,075
Filing Services	5,013
Listing fees	2,350
Bank charges	137
Consulting fees	4,725
Admin Mgmt fee	60,000
	136,452

2. Analysis of related party transactions.

See Note 3 and Note 7 in the unaudited July 31, 2002 financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

See Note 2 (b) in the unaudited July 31, 2002 financial statements

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date
14-Jun-02	250,000	H.M. Giegerich	0.50	14-Jun-07
14-Jun-02	100,000	Ray Dujardin	0.50	14-Jun-07

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

18,806,192 common shares valued at $11,574,873

(c) Summary of options and warrants at period end

See Note 2(c) in the unaudited July 31, 2002 financial statements

Warrants

See Note 2(d) in the unaudited July 31, 2002 financial statements

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case
Donald Mckinnon
Ray Dujardin
H.M. Giegerich
Glen Magnuson

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's sole focus is on the advancement and development of the Martison Lake Project.

Discussion of Operations and Financial Conditions

As of July 31, 2002, the Company had $346,411 in cash and term deposits.

At this time, the Company had minor interest income and no operating revenues. The Company has raised funds in the past through equity financing and the exercise of options and warrants to finance its operations. During the period, the Company completed a non-brokered private placement by issuing 1,250,000 common shares, for aggregate proceeds of $500,000. The proceeds from the financing will be used to fund the Company's share of the Martison Project.

Liquidity and Solvency

During the period ended July 31, 2002, the Company incurred $118,260 in deferred exploration costs to further develop the Martison Lake Project.

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Solvency (Continued)

Net loss for period ended July 31, 2002 was $136,452 as compared to a loss of $123,186 for the corresponding year. The Company is in the development stage of operations, therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting and corporate secretarial, shareholder information, general and office expenses, travel and administrative expenses.

As of July 31, 2002, accounts payable and accrued liabilities of $15,933 were outstanding. The Company does not carry large payables and as a result, management believes all obligations will be met when they become due.

The Company paid $60,000 to Stephen Case, the president of MCK Mining Corp. to oversee the daily operations of the Company.

MANAGEMENT SYNOPSIS

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.